UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

MORGAN STANLEY

(Name of Issuer)

Common Stock, par value $0.01 per Share

(Title of Class of Securities)

617446448

(CUSIP Number)

Akira Kamiya

Managing Officer

Mitsubishi UFJ Financial Group, Inc.

7-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8330

Japan

81-3-3240-1111

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 30, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 617446448	13D	Page of Pages

1.	NAME OF REPORTING PERSON: Mitsubishi UFJ Financial Group, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions): AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Tokyo, Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7.	SOLE VOTING POWER: 20.90%
	8.	SHARED VOTING POWER: N/A
	9.	SOLE DISPOSITIVE POWER: 20.90%
	10.	SHARED DISPOSITIVE POWER: N/A
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 357,017,088 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.90%
14.	TYPE OF REPORTING PERSON (See Instructions): CO

This statement (this “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D, filed on October 23, 2008, as amended by the first amendment thereto, filed on October 30, 2008, the second amendment thereto, filed on May 22, 2009 and the third amendment thereto, filed on June 11, 2009 (the “Schedule 13D”), by Mitsubishi UFJ Financial Group, Inc. (“MUFG”), a joint stock company incorporated in Japan, with respect to shares of common stock (the “Common Stock”) of Morgan Stanley, a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment shall have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

As of March 23, 2010, certain affiliates of MUFG held in the aggregate 16,207,331 shares of Common Stock in a fiduciary capacity as the trustee of trust accounts or as the manager of investment funds, other investment vehicles and managed accounts. MUFG disclaims beneficial ownership of such shares.

Except as noted above, Item 3 of the Schedule 13D is hereby incorporated by reference herein.

Item 4.	Purpose of Transaction

Item 4 is amended by inserting the following new paragraph after paragraph E and redesignating paragraph F as paragraph G.

“F. Japan Joint Venture

On March 30, 2010, MUFG and the Company entered into definitive agreements formalizing their previously announced intention to form a joint venture in Japan of their respective investment banking and securities businesses. MUFG and the Company will integrate their respective Japanese securities companies by forming two joint venture companies. MUFG will contribute the wholesale and retail securities businesses conducted in Japan by its subsidiary Mitsubishi UFJ Securities Co., Ltd. into one of the joint venture entities which will be named Mitsubishi UFJ Morgan Stanley Securities, Co., Ltd. (“MUMSS”). The Company, on the other hand, will contribute the investment banking operations conducted in Japan by its subsidiary, Morgan Stanley Japan Securities Co., Ltd. (“MSJS”), into MUMSS and will contribute the sales and trading and capital markets business conducted in Japan by MSJS into a second joint venture entity which will be called Morgan Stanley MUFG Securities, Co., Ltd. (“MSMS” and, together with MUMSS, the “Joint Venture”). Following the respective contributions to the Joint Venture and a cash payment of 26 billion yen from MUFG to the Company at closing of the transaction (subject to certain post-closing cash adjustments), MUFG will own a 60% economic interest in the Joint Venture and the Company will own a 40% economic interest in the Joint Venture. MUFG will hold a 60% voting interest and the Company will hold a 40% voting interest in MUMSS, while MUFG will have a 49% voting interest and the Company will hold a 51% voting interest in MSMS. The transaction is expected to close on May 1, 2010 subject to customary closing conditions.

The board of directors of MUMSS will have fifteen members, nine of whom will be designated by MUFG and six of whom shall be designated by the Company. The board of directors of MSMS will have ten members, six of whom will be designated by the Company and four of whom will be designated by MUFG. MUFG and the Company will designate the CEOs of MUMSS and MSMS, respectively.”

Except as noted above, Item 4 of the Schedule 13D is hereby incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

(a) Rows (7) through (11) and (13) of the cover pages to this Statement are hereby incorporated by reference. For purposes of calculating the percentages set forth in this Item 5, the number of shares outstanding is assumed to be 1,708,551,077 (which is the number of shares of Common Stock outstanding as of January 31, 2010, as reported by the Company in their annual report on Form 10-K for the year ended December 31, 2009, plus the shares of Common Stock issuable upon conversion of the Series B Preferred Stock at the Initial Conversion Price).

As of March 30, 2010, MUFG beneficially owns 357,017,088 shares of Common Stock, representing approximately 20.90% of the outstanding shares of Common Stock of the Company (assuming full conversion of all of the shares of Series B Preferred Stock held by MUFG at the Initial Conversion Price and further assuming no conversion of any other securities not beneficially owned by MUFG that are convertible or exchangeable into shares of Common Stock).

(b) MUFG has the sole power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by it (including the shares of Common Stock issuable upon conversion of the Series B Preferred Stock) as indicated in rows (7) through (11) and (13) of the cover pages to this Statement.

(c) Except as described herein, neither MUFG nor, to its knowledge, any of its directors or executive officers has engaged in any transactions in shares of the Company’s Common Stock in the past 60 days except transactions in a fiduciary capacity as described under Item 3.

(d) No other person is known by MUFG to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company’s securities beneficially owned by MUFG.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

14.	Integration and Investment Agreement, dated as of March 30, 2010, by and between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2010

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ Akira Kamiya
Name:	Akira Kamiya
Title:	Managing Officer

EXHIBIT INDEX

Exhibit	Description

14.	Integration and Investment Agreement, dated as of March 30, 2010, by and between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley.